October 12, 2005

By Facsimile and U.S. Mail

J. Kevin Mills, Esq.
Thomas D. Twedt, Esq.
Dow, Lohnes & Albertson, PLLC
1200 New Hampshire Avenue, N.W.
Washington, DC 20036

	Re:	Insight Communications Company, Inc.
		Schedule 13E-3, Amendment No. 1
      Filed by Insight Communications Company, Inc., Insight
Acquisition Corp.,
      Sidney R. Knafel, Michael S. Willner, Thomas L. Kempner,
James
S.
      Marcus, Andrew G. Knafel, et al.
		Revised Preliminary Proxy Statement on Schedule 14A

Dear Messrs. Mills and Twedt:

	We have the following comments on the above-referenced filing.
Please note that we have limited our review to issues related to Rule
13e-3:

Preliminary Proxy Statement
1. We reissue comments 4, 11 and 42 in light of the fact that the group of continuing investors has not been finalized. We understand that you will determine which of the continuing investors are affiliates and provide us your analysis in that regard. To the extent that you determine that there are continuing investors that are not affiliates, it appears that you will need to revise the filing to provide a fairness determination from each filing person with respect to the unaffiliated security holders who will remain security holders in the surviving entity. See Q&A No. 19 in Exchange
Act Release No. 17719 (April 13, 1981). Please provide us your analysis in this regard. Furthermore, we reissue comment 48 regarding the need for pro forma until more information is available regarding the continuing security holders. Finally, it appears that you should revise the fairness determination with respect to unaffiliated security holders who are being cashed-out in this transaction to clarify the fairness of the transaction to them in light of the fact that selected persons are being provided the option to remain security holders of the company.


2. We reissue comment 5.  We note that Acquisition was formed for the
purpose of engaging in this transaction, that Carlyle and TC
Group,
LLC hold all of the stock in Acquisition, that they have provided
or
will provide most of the consideration to be paid in the
transaction,
and that they will have a significant interest in the surviving entity. We note that the Current Issues Outline states,
Where the purchaser has created a merger subsidiary or other acquisition vehicle to effect the transaction, moreover, the staff will "look through" the acquisition vehicle and treat as a separate, affiliated purchaser the intermediate or ultimate parent of that acquisition vehicle. Accordingly, both the acquisition vehicle and the entity or person who formed it to acquire the issuer would have
separate filing obligations . . . ."

Carlyle and TC Group are affiliates due to their relationship with senior management, as discussed in the Current Issues Outline. Please revise the filing to include Carlyle and TC Group as filing persons on the Schedule 13E-3 and provide the disclosure required by the Schedule with respect to each new filing person.
3. We note the allegations in the consolidated complaint regarding specific provisions in Insight`s charter. Please provide us your analysis regarding why the transaction structure is consistent with the cited charter provisions.

Background of the Merger, page 1
4. We note the revised disclosure on pages 1-2 in response to comment
12, which states that Messrs. Knafel and Willner began considering the going-private transaction at a time when "Insight`s stock [was] trading near its historical lows." If one purpose of the transaction for these parties was to take advantage of the depressed share price, then revise the discussion on page 1 ("Purpose of the Merger; Reasons for the Merger") and your response to Item 7 of Schedule 13E-3 accordingly.
5. We note from the various lawsuits the allegations that the two members of the special committee may have conflicts of interest. We also note that the special committee cites the lack of conflicts in support of its procedural fairness determination on page 19. It appears you should revise the filing to disclose these conflicts. In particular, revise to disclose the potential conflict arising from Mr. Laybourne`s position at Oxygen Media.
6. Please disclose your supplemental response to comment 14.
7. Your revised disclosure on page 2 in response to comment 15 does not clarify what the affiliates determined to be unfavorable about the terms under negotiation, causing the negotiations to end. Please provide this information with respect to the initial firm and the next six firms that were contacted. We note the special committee`s assessment of the termination of these talks, as disclosed in paragraph 6 on page 17.
8. Refer to comment 17. Provide us copies of the engagement letters on a supplemental basis.
9. We note your response to comment 19; however, it appears that the
May 11 report should be summarized in the filing and filed as an exhibit to the Schedule 13E-3.
10. We reissue comment 20 in part. We note your response regarding the June 15, 2005 report. Item 1015(a) requires you to disclose and summarize any report an affiliate received relating to the fairness of the consideration or the fairness of the transaction. As such, it appears that the report should be filed as an Exhibit to the Schedule
13E-3 and summarized in the disclosure document. In addition, tell us whether the affiliates received any other reports, opinions or appraisals from their financial advisors. It appears that all such reports should be summarized in the document and filed as exhibits to the Schedule 13E-3.
11. We reissue comment 21 in part. We note that you indicate that certain of the financial advisors` presentations updated prior presentations and included similar types of information. It appears that you should revise the disclosure to summarize the differences in the results of the analysis or other variations in the reports.

Recommendation of the Special Committee and the Board of Directors;
Reasons for Recommending Approval of the Merger, page 15
12. Refer to comment 25. Please disclose the net book value per share where you address the reasons why the special committee did not consider this value.
13. It appears that the latter portion of paragraph 8 is a negative factor that should be discussed in that section, along with a discussion of the potential gain that could result from the dissolution of the joint venture.

Opinions of the Financial Advisors, page 22
14. We note the revised disclosure in response to comment 27; however, it appears that you should eliminate the disclaimer that the opinions "are not on behalf of any stockholder or any other person other than the special committee" from the disclosure document and the Evercore opinion.
15. We reissue comment 31. Provide some clarification regarding how the financial advisors reached their fairness determinations despite the fact that the merger consideration is below the range of implied values in the discounted cash flows and minority squeeze out analyses and at the bottom of the range of implied values based on the precedent transactions analysis.

Position of Acquisition and the Affiliated Continuing Investors as to the Fairness of the Merger, page 31
16. Revise the document to disclose the clarification in your response to comment 34.

Material United States Federal Income Tax Consequences, page 48
17. Refer to comment 3. Revise this disclosure to eliminate the description as "for general information only" and clarify that you have described all material federal tax consequences of the transaction. Also revise the bolded disclaimer on page 49. We will not object if you recommend that security holders consult a tax professional with respect to the tax consequences in their particular situation.

Estimated Fees and Expenses, page 59
18. We reissue comment 44. We note that you will disclose the fees payable to Morgan Stanley and Stevens when they are finalized, prior to finalizing this document.
Additional Information, page 100
19. We reissue comment 50. Please revise the second, third, fourth and fifth sentences of the last paragraph of this section to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Closing Information
20. We note the acknowledgements made by Insight on behalf of each of the filing persons. Please provide the requested acknowledgments from each filing person individually.

      *  *  *

      Please respond to these comments by promptly amending the filings and submitting a response letter filed via EDGAR under the label "CORRESP." If you do not agree with a comment, please tell us why in your response. Please note that Rule 14a-6(h) requires you to filed revised preliminary proxy materials that are marked to show changes. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
Special Counsel
      Office of Mergers and Acquisitions
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J. Kevin Mills, Esq.
Thomas D. Twedt, Esq.
October 12, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE